L A M Y

201 Allen St.

Unit 10104

New York, NY 10002

657-315-8312

lamy@twoplus1.live

December 9, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Division of Corporation Finance Office of Trade & Services

Re:	L A M Y Registration Statement on Form S-1 Filed July 27, 2022 File No. 333-266341

Ladies and Gentlemen:

We are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated December 6, 2022, relating to the Company's Registration Statement on Form S-1/A, filed with the Commission on November 29, 2022 (the “Registration Statement”). Herewith, Amendment No. 4 to the Registration Statement (“Amendment No. 4”) is being filed in response to the Commission's comments on the Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Staff's letter, and the Staff’s comments are presented in bold italics.

Amendment No. 3 to Registration Statement on Form S-1

Management's Discussion and Analysis and Plan of Operations
Liquidity and Capital Resources, page 22

1.	Please provide a discussion that explains the fluctuations in your results of operations. Refer to Item 303(b)(2) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure in question accordingly.

1

Statements of Cash flows (Restated), page F-6

2.	We note your response to comment 4. The journal entries provided show cash received from a financing and cash paid for assets. If that is the case, please remove your conflicting disclosure of non-cash investing and financing activities on page F-6 and revise your description of the transactions on page F-10 so that it does not imply that these were non-cash transactions. If you did not directly receive cash or pay cash for these transactions, please remove them from your financing cash in-flows and investing cash out-flows. Refer to ASC 230-10-10-1, 50-3, and 50-4.

In response to the Staff’s comment, non-cash transactions have been removed from financing cash in-flows and investing cash out-flows.

Should the Staff have any additional questions or comments regarding the foregoing, please do not hesitate to contact us at lamy@twoplus1.live.

Sincerely,

L A M Y

/s/ Dwight Witmer

2